Exhibit 99.1

COLLABRIUM JAPAN ACQUISITION CORPORATION

Announces Notice of Additional Deficiencies Relating to Nasdaq Continued Listing Rules

London, England, October 6, 2014 – Collabrium Japan Acquisition Corporation (NASDAQ: JACQ; JACQW; JACQU) (“Collabrium” or the “Company”) today announced that it had received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with two of Nasdaq’s continued listing requirements. The notice stated that the Company failed to file a Form 6-K that includes an interim balance sheet and income statement for the second quarter ended March 31, 2014 no later than six months after the end of such quarter, as required by Listing Rule 5250(c)(2) (the “Six Month Financials Rule”). The notice also stated that the Company failed to solicit proxies and hold an annual meeting of shareholders within 12 months after its fiscal year ended September 30, 2013, as required by Listing Rules 5620(a) and (b) (the “Annual Meeting Rule”).

As previously disclosed, on September 3, 2014, the Company requested a hearing to appeal the Nasdaq staff’s determination to delist the Company’s securities for failure to comply with Listing Rule 5550(a)(3), which requires the Company to have at least of 300 public holders for continued listing on the NASDAQ Capital Market. The hearing is scheduled for October 16, 2014. The Company’s failure to comply with the Six Month Financials Rule and the Annual Meeting Rule are additional deficiencies that the Company must address at the hearing. The Company intends to present a plan to regain compliance with all of the Nasdaq Listing Rules. However, there can be no assurance that the Company will be successful in its appeal of the delisting determination. The Company’s securities continue to trade on the Nasdaq Capital Market while the appeal is pending.

This announcement is being made in compliance with Listing Rule 5810(b).

About Collabrium

Collabrium Japan Acquisition Corporation is a blank check company organized for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities. The Company’s efforts to identify a prospective target business are not limited to any particular industry or geographic region.

Forward-Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. When used in this release, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to the Company are intended to identify these forward-looking statements. All statements by the Company regarding the possible or assumed future results of its business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. These forward-looking statements are based on information available to Collabrium as of the date hereof and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Collabrium’s views as of any subsequent date. These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: Collabrium’s ability to consummate an initial business combination; the ability to meet the Nasdaq listing standards, including having the requisite number of shareholders; potential changes in the legislative and regulatory environments; and potential volatility in the market price of the ordinary shares. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Except as may be required pursuant to applicable securities laws, Collabrium undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

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Company Contact:

Koji Fusa

Collabrium Japan Acquisition Corporation

44-20-7408-4710